UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE TO-C

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           THISTLE GROUP HOLDINGS, CO.
                       (Name of Subject Company (Issuer))

                            ------------------------

                       JEWELCOR MANAGEMENT, INC. (Offeror)
(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other
Person))

                     Common Stock, Par Value $0.10 Per Share
                         (Title of Class of Securities)

                                    88431E103
                      (CUSIP Number of Class of Securities)

                              Mr. Seymour Holtzman
                             c/o Jewelcor Companies
                            100 N. Wilkes-Barre Blvd.
                        Wilkes-Barre, Pennsylvania 18702
                                 (570) 822-6277
   (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of Filing Persons)

                            ------------------------

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|       third-party tender offer subject to Rule 14d-1.
|_|       issuer tender offer subject to Rule 13e-4.
|_|       going-private transaction subject to Rule 13e-3.
|_|       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                            ------------------------



Item 12.  Exhibits.


2.          Letter to Thistle Group Holdings, Co. dated May 30, 2002.

3. Press Release dated May 30, 2002 regarding letter sent to Thistle Group Holdings, Co.


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 30, 2002

                               JEWELCOR MANAGEMENT, INC.


                               By: /s/ SEYMOUR HOLTZMAN
                                  -------------------------------------

                                  Name:  Seymour Holtzman
                                  Title: Chairman and Chief Executive
                                         Officer





                                  EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION
-----------    -----------

2.              Letter to Thistle Group Holdings, Co. dated May 30,
                2002.

3. Press Release dated May 30, 2002 regarding Thislte Group Holdings, Co. failure to respond to Jewelcor Management, Inc.

                          Exhibit 2.

(Jewelcor Company letterhead)


VIA FACSIMILE  215-483-0885 AND FEDERAL EXPRESS

May 30, 2002

Mr. John F. McGill, Jr.
Chairman and Chief Executive Officer
Thistle Group Holdings, Co.
6060 Ridge Avenue
Philadelphia, PA  19128

Dear McGill:

On May 14, 2002, I sent a letter to you regarding the Company's Modified Dutch Auction Tender Offer, a copy of which is enclosed. It has been 16 days since the date of my letter, and I have not received a reply from you. Richard Huffsmith of my office spoke with your attorney, Sam Malizia, on Wednesday, May 29, 2002, and
Mr. Malizia stated that he thought I had received a response from you, which is not the case.

I would appreciate a reply to my letter. It is my sincere belief that the directors of the Company owe a fiduciary duty to the shareholders to explore other opportunities that will enable the shareholders to receive more money than proposed in the Company's
Dutch Auction Tender Offer.

My preference is to resolve this matter in an amicable way rather than have the Company waste money on unnecessary legal expenses. However, if I do not receive your immediate response, I will have no alternative but to commence legal action against you and the other directors of the Company, both individually and in their capacity as directors.

	Sincerely,

	Seymour Holtzman
cc:	Board of Directors
SH/jmq

                          Exhibit 3.
FOR IMMEDIATE RELEASE

For Information Contact:
Seymour Holtzman
President
Jewelcor Management, Inc.
(570) 822-6277, ext. 23

Holtzman Has Not Received Response to May 14, 2002 Letter
Sent To Thistle Group Holdings, Co.

WILKES-BARRE, PA - May 30, 2002 -- On May 14, 2002, Seymour Holtzman, President of Jewelcor Management, Inc. ("JMI"), sent a letter to John F. McGill, Jr., Chairman and CEO of Thistle Group Holdings, Co. (the "Company") (NASDAQ -
THTL) stating that JMI would like to purchase the same number of shares as the Company's Modified Dutch Auction Tender Offer at a price range of $13.50- $14.50 per share, subject to: 1) the Company removing the poison pill,
2) the Company's agreement and assistance with any required regulatory filings, 3) JMI reviewing internal documents, and 4) reasonable Board representation. The Company had previously offered to purchase one million shares at a price range of $11.50-$12.50 in its Modified Dutch Auction Tender Offer.

In his May 14, 2002 letter, Mr. Holtzman also said that
JMI will step aside, provided that the Company raises its offer price to $13.50-$14.50 per share, the same range that is proposed by JMI.

Mr. McGill has not responded to Mr. Holtzman's letter in the 16 days that have lapsed since the date of the letter.
Mr. Holtzman sent a letter to Mr. McGill today requesting an immediate response.

Mr. Holtzman stated, "The Company is denying the shareholders an opportunity to benefit from a potentially higher offer by Mr. McGill's failure to respond to the issues referenced in my letter. In my opinion, the directors owe a fiduciary duty to the shareholders to explore all opportunities that may result in a higher price being paid to the Company's shareholders.
I urge them to respond to my letter and not to waste the Company's money."


THE FOREGOING CORRESPONDENCE WITH THISTLE GROUP HOLDINGS, CO. (THE "COMPANY") IS FILED FOR INFORMATIONAL PURPOSES ONLY AND
IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL
 ANY SHARES OF THE COMPANY'S COMMON STOCK. AS STATED, THE DECISION TO PURSUE ANY POTENTIAL TENDER OFFER WOULD BE SUBJECT
TO SIGNIFICANT PRECONDITIONS REFERRED TO IN SUCH CORRESPONDENCE.
 MOREOVER, COMMENCEMENT OF ANY POTENTIAL TENDER OFFER WOULD BE SUBJECT TO, AMONG OTHER THINGS, COMPLETION OF ALL REGULATORY FILINGS. ANY POTENTIAL SOLICITATION OF OFFERS TO BUY THE COMPANY'S COMMON STOCK WOULD ONLY BE MADE (IF AT ALL) PURSUANT
TO AN OFFER TO PURCHASE AND RELATED MATERIALS WHICH WOULD BE
SENT BY JEWELCOR MANAGEMENT, INC. TO THE COMPANY'S SHAREHOLDERS UPON COMMENCEMENT OF ANY SUCH POTENTIAL OFFER. SHAREHOLDERS SHOULD CAREFULLY READ ANY SUCH MATERIALS IF AND WHEN THEY
BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION, INCLUDING THE VARIOUS TERMS AND CONDITIONS OF
ANY SUCH OFFER.  SHAREHOLDERS WILL BE ABLE TO OBTAIN COPIES
 OF ANY SUCH OFFER TO PURCHASE RELATED MATERIALS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION'S WEB SITE AT http://www.sec.gov:
WITHOUT CHARGE IF AND WHEN ANY SUCH DOCUMENTS BECOME AVAILABLE. SHAREHOLDERS WILL ALSO BE ABLE TO OBTAIN COPIES OF ANY SUCH OFFER
 TO PURCHASE AND RELATED MATERIALS, WITHOUT CHARGE, IF AND WHEN AVAILABLE, FROM JEWELCOR MANAGEMENT, INC. BY ORAL OR WRITTEN REQUEST TO: JEWELCOR MANAGEMENT, INC., ATTENTION: JEFFREY
UNGER, ESQ., 225 NORTHEAST MIZNER BLVD., SUITE 675A, BOCA RATON,
FLORIDA, 33432.